SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aadi Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00032Q104
(CUSIP Number)

Scott Epstein
Avoro Capital Advisors LLC
110 Greene Street, Suite 800

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,849,402 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,849,402 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,402 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON AVORO VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,350 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 622,350 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,350 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,471,752 shares of Common Stock 36,122 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,471,752 shares of Common Stock 36,122 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,752 shares of Common Stock 36,122 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 2,849,402 shares of Common Stock reported herein were acquired on behalf of Avoro Life Sciences by Avoro Capital for an aggregate purchase price of approximately $41,121,485 including brokerage commissions, using the working capital of Avoro Life Sciences.

The 622,350 shares of Common Stock reported herein by Avoro Ventures were acquired on behalf of Avoro Ventures Fund L.P. (“Avoro Ventures Fund”, and together with Avoro Life Sciences, the “Funds”), an investment fund managed by Avoro Ventures, by Avoro Ventures for an aggregate purchase price of $8,000,000.

The director stock options reported herein are held directly by Dr. Aghazadeh and were issued in consideration for his services on the board of directors of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information disclosed in Item 6 of Amendment No. 2 to the Schedule 13D is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 24,390,359 shares of Common Stock outstanding, which is the sum of the 21,016,833 shares of Common Stock outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 10, 2022 and the 3,373,526 shares of Common Stock to be issued pursuant to the Securities Purchase Agreement (as defined in Item 6) as reported in the Issuer's Current Report on Form 8-K filed with the SEC on September 22, 2022 (the “September 22 Form 8-K”).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 6 of this Amendment No. 2, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 21, 2022, the Funds entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for the purchase from the Issuer in a private placement of an aggregate of 1,260,000 shares of Common Stock (the “Private Placement Shares”) at a purchase price of $12.50 per share (the “Private Placement”). The Private Placement closed on September 26, 2022, subject to the satisfaction of customary closing conditions. The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Securities Purchase Agreement, which is attached as Exhibit 4 to this Schedule 13D by reference to Exhibit 10.1 of the September 22 Form 8-K.

On September 22, 2022, in connection with the Private Placement, the Funds entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”), which grants customary registration rights to the Funds with respect to the Private Placement Shares. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached as Exhibit 5 to this Schedule 13D by reference to Exhibit 10.2 to the September 22 Form 8-K.

Dr. Aghazadeh has an aggregate of 36,122 director stock options which were issued to him in consideration for his services on the board of directors of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 4:	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the September 22 Form 8-K).

Exhibit 5:	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the September 22 Form 8-K).

CUSIP No. 00032Q104	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer
& Chief Compliance Officer

AVORO VENTURES LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Operating Officer
& Chief Financial Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH